Exhibit 99.1

Press release

Biophytis announces the drawing of 2 new tranches of
ORNANE under the 2020 Atlas Contract for €6 million

Paris (France), Cambridge (Massachusetts, U.S.), October 4th, 2021, 11:00 pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announces the issuance of 240 Bonds Redeemable in Cash and New and Existing Shares (ORNANE) for a total amount of €6 million under its existing convertible bond agreement with Atlas, a specialized investment fund based in New York (United States) for €24 million (the "2020 Atlas Contract").

On April 7, 2020, Biophytis announced a convertible line of €24 million from Atlas. The financing instrument allows the issuance of 960 ORNANE, at a par value of €25,000 each. The €24 million total financing can be drawn by Biophytis over the next 3 years, without obligation, through 8 successive tranches of €3 million each. As of end of June 2021, 5 tranches have been drawn, for a total of €15 million. After the drawing of the sixth and seventh tranches for a total of €6 million, €3 million will remain in the current instrument.

The Company will keep the shareholders informed of the exercise of the ORNANE issue warrants and the subsequent conversions, through a summary table of issue warrants, the ORNANE, and the number of shares in circulation, which will be available on the Company website.

Remainder of the main characteristics of the 2020 Atlas ORNANE contract issued

The ORNANE do not bear interest and have a 24-month maturity from issuance. The holder of ORNANE may request at any time to convert them during their maturity period, and at that time the Company will be able to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 115% of the principal.

Press release

Number of securities and dilution (assumptions)

As of October 1st, based on 125 765 964 outstanding shares, at the conversion on this day and a conversion price equal to 97% of the pricing period VWAP of €0,67 dilution is reflected as follows:

Impact on a shareholder's 1% stake in the Company's capital prior to the transaction	Non diluted	Diluted
Before issuing of new ORNANE	1,00%	0,96%
Upon conversion of the ORNANE from tranches 6 & 7 of Atlas: issuing of 9 222 843 additional shares	0,93%	0,90%

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Press release

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49